

Mail Stop 3561

May 21, 2009

Tilman J. Fertitta
Chairman, Chief Executive Officer and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

Re: Landry's Restaurants, Inc.
Form S-4
File No. 333-159070
Filed May 8, 2009

Dear Mr. Fertitta:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the 14% Senior Notes due 2011 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position

contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

The Exchange Notes, page 18

2. Please revise the Guarantees subsection to clarify that the exchange notes will be jointly and severally guaranteed by each of your existing and future domestic restricted subsidiaries.

Certain U.S. Federal Income Tax Considerations, page 102

3. Please revise to remove your statement that the content of this section is "for general information only."

Exhibit 5.1 – Opinion of Haynes and Boone, LLP

4. We note that the legal opinion is limited to the federal laws and the laws of Texas, Delaware, and New York. However, we note from the table of additional registrants that there are guarantors from several other states. Please file with your next amendment the opinions covering the laws of Alabama, Colorado, Florida, Kansas, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Mexico, North Carolina, Ohio, South Carolina, and Tennessee.

Closing Comments

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

▪   that filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact me at (202) 551-3324 if you have any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Bill Nelson, Esq.
        Haynes & Boone, LLP
        (713) 236-5652